UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 7)
CEPTON, INC.
(Name of Issuer)
Common Stock, par value $0.00001 per share
(Title of Class of Securities)
15673X 200
(CUSIP Number)
Satoshi Kabashima KOITO MANUFACTURING CO., LTD. Sumitomo Fudosan Osaki Twin Bldg. East 5-1-18, Kitashinagawa, Shinagawa-ku Tokyo 141-0001 Japan Telephone: +81-3-3447-5142
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 29, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 15673X 200
1.	Names of Reporting Persons. KOITO MANUFACTURING CO., LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 6,075,057 shares of Common Stock[1]
	8.	Shared Voting Power 6,207,086[2]
	9.	Sole Dispositive Power 6,075,057 shares of Common Stock[1]
	10.	Shared Dispositive Power 6,207,086[2]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,282,143 shares of Common Stock[1,2]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.9%[3]
14.	Type of Reporting Person (See Instructions) CO

1 Includes 4,112,583 shares of Common Stock (as defined in Item 1 below) to which the 100,000 shares of non-voting Series A Preferred Stock (as defined in Item 4 below) owned by the Reporting Person are convertible (taking into account dividends accrued but unpaid as of June 30, 2024), subject to adjustment.

2 Beneficial ownership of 6,207,086 shares of Common Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such securities as a result of the Voting Support Agreements (as defined in Item 4 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any such securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

3 Based on 16,043,207 shares of Common Stock outstanding as of June 30, 2024, based on information provided to the Reporting Person by Cepton, Inc.

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Item 1. Security and Issuer

This statement constitutes Amendment Number 7 to the Schedule 13D (this “Statement”) relating to shares of common stock, par value $0.00001 per share (“Common Stock”), of Cepton, Inc., a Delaware corporation, whose principal executive offices are located at 399 West Trimble Road, San Jose, California 95131, and whose designated business telephone number is (408) 459-7579 (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 18, 2022 (the “Initial Statement”) on behalf of the Reporting Person to furnish the additional information set forth herein. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended by adding the following paragraph:

The description of the Transaction set forth and defined in Item 4 of this Statement is incorporated by reference in its entirety into this Item 3. It is anticipated that funding for the cash consideration payable pursuant to the Merger Agreement (as defined below) will be obtained through Reporting Person’s existing resources including cash on hand.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented by adding the following paragraphs:

Merger Agreement

Agreement and Plan of Merger

On July 29, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Reporting Person and Project Camaro Merger Sub, Inc., a Delaware corporation and an indirectly wholly owned subsidiary of the Reporting Person (“Merger Sub”).

The Merger Agreement and the other transactions contemplated thereby (the “Transaction”) were approved by the Issuer’s Board of Directors (the “Issuer Board”) based upon the unanimous recommendation of a special committee thereof consisting only of independent and disinterested directors (the “Special Committee”). Subject to the terms of the Merger Agreement, the Issuer Board resolved to recommend that the Issuer’s stockholders vote in favor of adoption of the Merger Agreement and approval of the Transaction.

The Merger Agreement provides that, among other things and on the terms and subject to the conditions set forth in the Merger Agreement, (i) Merger Sub shall be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation (the “Surviving Corporation”) and an indirect subsidiary of the Reporting Person; (ii) at the effective time of the Merger (the “Effective Time”) each share of Common Stock issued and outstanding immediately before the Effective Time (other than (a) shares of Common Stock held by any subsidiary of the Issuer immediately prior to the Effective Time; (b) shares of Common Stock held by the Reporting Person or any of its subsidiaries or owned by the Issuer as treasury stock, in each case, immediately prior to the Effective Time; and (c) shares of Common Stock that are issued and outstanding immediately prior to the Effective Time and for which the holder thereof is entitled to demand and properly demands the appraisal of such shares in accordance with, and complied in all respects with, Section 262 of the General Corporation Law of the State of Delaware) shall be converted automatically into the right to receive $3.17 per share without interest (the “Merger Consideration”); and (iii) each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid and non-assessable share of common stock, par value $0.00001 per share, of the Surviving Corporation.

Each share of Series A Convertible Preferred Stock of the Issuer, par value $0.00001 per share (“Series A Preferred Stock”), issued and outstanding immediately prior to the Effective Time shall remain outstanding and shall not be cancelled. The Issuer’s warrants to acquire up to 862,500 shares of Common Stock issued and outstanding on the date of the Merger Agreement (the “Public Warrants”) and warrants to acquire up to 517,000 shares of Common Stock (the “Private Warrants” and, together with the Public Warrants, the “Warrants”) that are outstanding and unexercised as of immediately prior to the Effective Time shall be treated in accordance with the terms and conditions of the Warrant Agreement, dated as of January 29, 2021 by and between the Issuer and Continental Stock Transfer & Trust Company. The Issuer’s earnout shares (“Earnout Shares”) shall be treated in accordance with the terms and conditions of the Business Combination Agreement, dated as of August 4, 2021, by and among the Issuer, GCAC Merger Sub Inc. and Cepton Technologies, Inc., as amended, pursuant to which, at the Effective Time, the Earnout Shares shall (i) be deemed unearned as the Merger Consideration does not exceed

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the share price milestone thresholds applicable to the Earnout Shares and (ii) be cancelled. If the Merger is consummated, shares of Common Stock and Public Warrants will be delisted from the Nasdaq Stock Market and deregistered under the Securities Exchange Act of 1934.

Treatment of Company Equity Awards

The Merger Agreement provides that at or immediately prior to the Effective Time:

(a)	each compensatory option to purchase shares of Common Stock (an “Issuer Option”) that is outstanding immediately prior to the Effective Time, whether or not vested or exercisable, shall be cancelled, and the holder of any such option shall be entitled to receive, at or promptly after the Effective Time, an amount in cash, less any withholding taxes, determined by multiplying (a) the excess, if any, of the per share Merger Consideration over the applicable exercise price per share of the Issuer Option by (b) the number of shares of Common Stock subject to such Issuer Option immediately prior to the Effective Time;

(b)	each service-based restricted stock unit or deferred stock unit of the Issuer (“Issuer RSU”) that is outstanding immediately prior to the Effective Time, whether or not vested, shall be canceled, and the holder of any such Issuer RSU will be entitled to receive (without interest), at or promptly after the Effective Time, for each such Issuer RSU an amount in cash, less any withholding taxes, determined by multiplying the per share Merger Consideration by the number of shares of Common Stock underlying such Issuer RSU immediately prior to the Effective Time; provided, that as to any such Issuer RSU that is not vested as of the Effective Time, the Merger Consideration for such unvested Issuer RSU will remain subject to the vesting conditions that applied to such Issuer RSU immediately prior to the Effective Time (including any provisions for accelerated vesting of such Issuer RSU in connection with a termination of the holder’s employment) and shall be payable only if and to the extent such vesting conditions are satisfied; and

(c)	each award of performance-based restricted stock units of the Issuer (“Issuer PSU”) that is outstanding immediately prior to the Effective Time shall vest as to the number of Issuer PSUs determined in accordance with the applicable award agreement and shall be canceled and converted into the right to receive (without interest), at or promptly after the Effective Time, an amount in cash (without interest) determined by multiplying the per share Merger Consideration by the number of shares of Common Stock underlying such vested Issuer PSUs, less any withholding taxes. Any Issuer PSU that is not vested as of immediately prior to the Effective Time shall be canceled at the Effective Time without payment of any consideration therefor.

Conditions to the Merger

The consummation of the Transaction is subject to the fulfillment or waiver of certain customary mutual conditions, including the receipt of the requisite stockholder approval at a meeting of the Issuer’s stockholders.

The consummation of the Transaction is also subject to the fulfillment or waiver of certain unilateral conditions, including (i) the other party’s representations and warranties being true and correct (subject to certain customary materiality exceptions), (ii) the other party’s fundamental representations and warranties being true and correct in all material respects and (iii) the other party having performed and complied in all material respects with its covenants, obligations and conditions of the Merger Agreement. The obligation of the Reporting Person to consummate the Merger is additionally conditioned upon the absence of a material adverse effect on the Issuer that is continuing, and having obtained approval from CFIUS.

Solicitation and Alternative Proposals

From and after the date of the Merger Agreement, the Issuer has agreed that it and its subsidiaries and their respective representatives will not solicit, initiate, knowingly facilitate or knowingly encourage any inquiry, indication of interest, offer or proposal relating to an Acquisition Transaction (as defined in the Merger Agreement) or enter into any agreement for an Acquisition Transaction or any agreement requiring the Issuer to abandon, terminate or fail to consummate the Transaction.

The Issuer may, however, prior to obtaining approval of the Issuer’s stockholders, respond to, engage in discussions with and provide information regarding the Issuer to a third party which has made a proposal, if the Issuer Board (acting on the recommendation of the Special Committee) determines in good faith, after consultation with outside counsel and its financial advisor, that such proposal constitutes, or would reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement).

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Prior to obtaining the requisite stockholder approval, the Issuer Board may, in certain circumstances, effect a Company Board Recommendation Change (as defined in the Merger Agreement) and/or terminate the Merger Agreement, subject to complying with specified notice requirements to the Reporting Person and other conditions set forth in the Merger Agreement, including paying a termination fee to the Reporting Person in specified circumstances, as described below.

Termination and Fees

The Merger Agreement provides for the termination of the agreement under certain circumstances, including among others (i) subject to certain limitations, if the consummation of the Merger has not occurred by April 29, 2025 (subject to an extension, at the election of either the Reporting Person or the Issuer, to July 29, 2025 if on such date all of the conditions to the closing of the Merger, except those relating to the approval of CFIUS, have been satisfied or waived) (the “End Date”), (ii) by either party if the Issuer fails to obtain the requisite stockholder approval at a meeting of the Issuer’s stockholders, (iii) by the Reporting Person at any time prior to the Issuer’s receipt of the requisite stockholder approval if the Issuer Board has effected a Company Board Recommendation Change, (iv) by either party for breaches by the other party of certain representations and warranties, and (v) by the Issuer at any time prior to the Issuer’s receipt of its requisite stockholder approval, if the Issuer Board (acting on the recommendation of the Special Committee) determines to terminate the Merger Agreement with respect to a Superior Proposal.

The Issuer will be required to pay a termination fee to the Reporting Person equal to $1,250,000 if the Merger Agreement is terminated in certain circumstances, including, if (i) the Reporting Person terminates the Merger Agreement following a Company Board Recommendation Change, (ii) the Issuer terminates the Merger Agreement with respect to a Superior Proposal, and (iii) either party terminates the Merger Agreement following the Issuer’s failure to obtain the requisite stockholder approval at a meeting of the Issuer’s stockholders and (a) prior to such termination an Acquisition Proposal (as defined in the Merger Agreement) had been publicly disclosed and not withdrawn or otherwise made to the Issuer Board or the Special Committee and (b) within twelve months following the date of such termination the Issuer consummates any Acquisition Proposal (it being understood that for all purposes of the Issuer’s payment of a termination fee, references in the definition of “Acquisition Proposal” to 20% are to be deemed references to 50%).

The Reporting Person will be required to pay a reverse termination fee to the Issuer equal to $5,000,000 if the Merger Agreement is terminated in certain circumstances, including, if the Merger Agreement is terminated by (i) either party if the Merger is not consummated by the End Date, the CFIUS Approval (as defined in the Merger Agreement) was not obtained and at the time of such termination each of the other conditions to the closing of the Merger have been satisfied, (ii) either party to the extent any governmental entity with competent jurisdiction has issued or enacted a final and nonappealable legal restraint that prohibits, makes illegal or enjoins the consummation of the Merger to the extent relating to the CFIUS Approval, and (iii) the Issuer in the event the Reporting Person breaches or fails to perform in any material respect any of its covenants relating to the CFIUS Approval.

The Merger Agreement also provides that, in certain circumstances, either party may seek to compel the other party to specifically perform its obligations under the Merger Agreement.

Other Terms of the Merger Agreement

The Issuer has made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants to use reasonable best efforts to conduct its business in the ordinary course during the period between the date of the Merger Agreement and the consummation of the Merger. The parties have agreed to use reasonable best efforts to take all actions necessary to consummate the Merger, including cooperating to obtain the regulatory approvals necessary to consummate the Merger.

The foregoing description of the Merger Agreement is not complete, and is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on July 29, 2024.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Issuer, the Reporting Person, Merger Sub or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of

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materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be reflected in the Issuer’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Issuer, the Reporting Person and Merger Sub and the transactions contemplated by the Merger Agreement that will be contained in or attached as an annex to the Proxy Statement that the Issuer will file in connection with the transaction contemplated by the Merger Agreement, as well as in the other filings that the Issuer will make with the Commission.

Voting Support Agreements

Concurrent with the execution of the Merger Agreement, the Reporting Person and each of Dr. Jun Pei, Dr. Jun Ye and Dr. Mark McCord (the “Supporting Stockholders”) entered into voting support agreements (the “Voting Support Agreements”), pursuant to which, among other things, each of the Supporting Stockholders agreed, subject to the terms thereof, to vote or cause to be voted, all of the shares of Common Stock beneficially owned by such Supporting Stockholders in favor of the adoption of the Merger Agreement. The aggregate number of shares of Common Stock beneficially owned by the Supporting Stockholders and required to be voted or cause to be voted in favor of the adoption of the Merger Agreement pursuant to the Voting Support Agreements represents approximately 38.7% of the outstanding shares of Common Stock, and along with the shares of Common Stock beneficially owned by the Reporting Person (excluding the Common Stock to which the shares of Series A Preferred Stock held by the Reporting Person are convertible), approximately 50.9% of the outstanding shares of Common Stock. In the event that the Issuer Board effects a Recommendation Change, then the aggregate number of shares of Common Stock beneficially owned by the Supporting Stockholders and required to be voted or caused to be voted in favor of the adoption of the Merger Agreement pursuant to the Voting Support Agreements, along with the shares of Common Stock beneficially owned by the Reporting Person (including the Common Stock to which the shares of Series A Preferred Stock held by the Reporting Person are convertible), would be reduced to represent 35% of the outstanding shares of Common Stock.

The foregoing description of the Voting Support Agreements is not complete and is qualified in its entirety by reference to the form of Voting Support Agreement, which is incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on July 29, 2024.

Rollover Agreement

Concurrent with the execution of the Merger Agreement, the Reporting Person, Project Camaro Holdings, LLC, a Delaware limited liability company and wholly owned subsidiary of the Reporting Person (“Holdco”), Dr. Jun Pei, Dr. Mark McCord and Mr. Yupeng Cui (Dr. Jun Pei, Dr. Mark McCord and Mr. Yupeng Cui together, the “Rollover Participants”) entered into a rollover agreement (the “Rollover Agreement”), pursuant to which, immediately prior to the Effective Time, Dr. Jun Pei, Dr. Mark McCord and Mr. Yupeng Cui will contribute 1,291,810, 515,886 and 476,549 shares of Common Stock (the “Rollover Shares”), respectively, and the Reporting Person will separately contribute its 1,962,474 shares of Common Stock and 100,000 shares of Series A Preferred Stock as contemplated therein, to Holdco in exchange for certain equity interests in Holdco. Pursuant to the Rollover Agreement, the Rollover Participants agreed to certain restrictive covenants, including restrictions on competition and solicitation. The Rollover Agreement also contemplates that at the closing, the Rollover Participants, the Reporting Person and Holdco will enter into an Amended and Restated Limited Liability Company Agreement of Holdco, which provides for scheduled repurchases of the equity interests issued to the Rollover Participants at a purchase price determined by multiplying the number of Rollover Shares by the Merger Consideration, plus an applicable rate of interest, subject to acceleration or reduction in certain circumstances.

The foregoing description of the Rollover Agreement is not complete, and is qualified in its entirety by reference to the Rollover Agreement, a copy of which is attached to this Statement and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) of the Initial Statement are hereby amended and replaced with the following:

(a)	The Reporting Person directly owns 1,962,474 shares of Common Stock and 100,000 shares of Series A Preferred Stock convertible into 4,112,583 shares of Common Stock (taking into account dividends accrued but unpaid as of June 30, 2024), subject to adjustment, representing approximately 30.14% of the 20,155,790 shares of Common Stock issued and outstanding (calculated as the sum of (i)

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16,043,207 shares of Common Stock outstanding as of June 30, 2024, based on information provided to the Reporting Person by the Issuer and (ii) 4,112,583 shares of Common Stock into which the 100,000 shares of Series A Preferred Stock owned by the Reporting Person are convertible (taking into account dividends accrued but unpaid as of June 30, 2024)).

(b)	The Reporting Person has the sole power to vote and dispose of 1,962,474 shares of Common Stock and 4,112,583 shares of Common Stock issuable upon the conversion of 100,000 shares of Series A Preferred Stock (taking into account dividends accrued but unpaid as of June 30, 2024), subject to adjustment. As a result of the Voting Support Agreements, the Reporting Person could be deemed to have shared power to vote and dispose of 6,207,086 shares of Common Stock that are subject to the Voting Support Agreements, of which Dr. Jun Pei, the Issuer’s President and Chief Executive Officer and Chairman of the Board, has the power to vote and dispose of 2,583,620 shares of Common Stock (including 2,445,426 shares of Common Stock owned by the Pei 2000 Trust of which Dr. Pei is a trustee), Dr. Jun Ye, a member of the Board, has the power to vote and dispose of 2,591,695 shares of Common Stock (including 244,923, 244,923 and 20,000 shares of Common Stock owned by the Lynnelle Lin Ye Irrevocable Trust, the Brion Qi Ye Irrevocable Trust and the Ye-Wang Family Trust, respectively, each trust of which Dr. Ye is a trustee), and Dr. Mark McCord, the chair of the Issuer’s Technology Advisory Board, has the power to vote and dispose of 1,031,771 shares of Common Stock (including 1,030,924 shares of Common Stock owned by the McCord Trust, of which Dr. McCord is a trustee).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended by incorporating by reference in its entirety the description of the Merger Agreement, the Voting Support Agreements and the Rollover Agreement set forth in Item 4 above.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.10	Agreement and Plan of Merger, by and among the Issuer, the Reporting Person and Merger Sub, dated July 29, 2024 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on July 29, 2024).
99.11	Form of Voting Support Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on July 29, 2024)
99.12	Rollover Agreement, by and among the Reporting Person, Holdco and the Rollover Participants, dated July 29, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2024

KOITO MANUFACTURING CO., LTD.

By:	/s/ Takahito Otake
Name:	Takahito Otake
Title:	Senior Managing Corporate Officer